

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

<u>Via E-mail</u>
Mr. Shaoping Lu, Chief Executive Officer
Fifth Season International, Inc.
C-22, Shimao Plaza, 9 Fuhong Lu
Futian District, Shenzhen 518033
People's Republic of China

> **Re: Fifth Season International, Inc.**
> **Form 8-K/A**
> **Filed December 16, 2011**
> **File No. 000-53141**

Dear Mr. Shaoping Lu:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A, filed December 16, 2011</u>

<u>General</u>

1.   We note your response to comment one from our letter dated July 13, 2011 and the statement on page 17 that your "stockholders do not have the opportunity to evaluate the manner in which these conflicts of interest are resolved." Please revise to reconcile with your disclosure obligations, including Item 404 of Regulation S-K. Also, please revise page 50 and the discussion of conflicts of interest, which currently focus on whether affiliates also engage in your types of businesses, to also address other types of conflicts. For example, it appears that your Chief Operating Officer is the Deputy General Manager of an entity with which you had transactions in 2010 totaling over $12 million.

2. We note your revised disclosure in response to comment two of our letter dated October 5, 2011 and we partially reissue the comment. We cannot locate a section titled "Loan Commitments." Please revise your cross reference to lead the reader to the appropriate section that discusses the liens to which you refer. Also, with a view to clarifying disclosure about your investment policies, advise us of the approximate percentage of your historic real estate activities that you engage in for possible capital gain as opposed to income.

Business Overview, page 4

3. We note from your disclosure that you act as a "middleman" connecting supplier and buyers for your wholesale goods. In addition, it appears from your disclosure that revenue you earn is the difference in the price you pay to suppliers and the price for which you sell to buyers and the product is shipped directly to the buyer by the supplier. Please provide us with a detailed discussion of your revenue recognition under the guidance of FASB ASC 605-45, including your analysis of each of the criteria therein.

4. We note your response to comment five of our letter dated October 5, 2011 and we partially reissue the comment. Please further break-down the percentage of revenues income from commercial real estate activities by real estate activity. For instance, disclose the percentage of real estate revenue generated from leasing activities, from investing activities and from property assignment.

5. We note your revised disclosure and your response in regards to comment seven of our letter dated October 5, 2011. However, the bracketed information appears to be incomplete. Please revise accordingly. Also, please revise to clarify the differences between your wholesale business involving copper and other raw materials and your wholesale business involving other products, such as "lamps," "clothing," and transactions between TFS and Yinli Decorative Lighting.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

6. We note response to comment 11 of our letter dated October 5, 2011 and we partially reissue the comment. Please revise to clarify the "covenants and other requirements" with which you are in compliance with respect to your outstanding debt and explain the degree to which you are in compliance with them in approximate quantified terms. Furthermore, please note that such information must be provided for your loan agreements through April 6, 2011, when your Form 8-K was filed.

Directors and Executive Officers , Promoters and Control Persons, page 45

7. We note your revised disclosure in response to comment 13 of our letter dated October 5, 2011. Page 32 continues to state the Ms. Chushing Cheung, in part, "manage[s] the working capital of the Company." Please revise your disclosure to reconcile this disclosure and your revised disclosure under this heading on page 47.

Executive Compensation, page 48

8. We note your revised disclosure in response to comment 15 of our letter dated October 5, 2011. Please further revise to clarify the effective period for the executives' non-competition and confidentiality covenants. In this regard, we note you list two effective periods for three executives.

Exhibits

9. We partially reissue comment 19 of our letter dated October 5, 2011. Exhibits 10.5 and 10.9 appear to be missing exhibits, schedules or attachments. In this regard, we note that Exhibit 10.5 references attachments one through three, and further note the cancellation notice referred to in your response has not yet been filed as an exhibit, and that Exhibit 10.9 references an appendix one. Please revise or advise.

10. We note your response to comment 20 of our letter dated October 5, 2011. Please file the executed Amended and Restated Executive Employment Agreements for Shaoping Lu, Zhumin Zhang and Xiaolei Xing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director